Mail Stop 3561

May 23, 2008

Mr. J. Patrick Kenny, CEO
Drinks Americas Holdings, Ltd.
372 Danbury Road
Wilton, Connecticut 06897

   Re: **Drinks Americas Holdings, Ltd.**
      Amendment No. 3 to Registration Statement on Form S-1
      Filed May 14, 2008
      File No. 333-148859

Dear Mr. Kenny:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibits</u>

1. Please revise your legality opinion to opine upon the 6,011,011 shares being registered for resale.

* * * * * *

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions may be directed to David Link at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Joseph L. Cannella, Esq.
        FAX 212/779-9928